UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

May 22, 2007

Date of Report (Date of earliest event reported)

TIB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Florida	0000-21329	65-0655973
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

599 9th Street North, Suite 101 Naples, Florida		34102-5624
(Address of principal executive offices)		(Zip Code)

(239) 263-3344

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-k filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02 DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENT OF CERTAIN OFFICERS

On May 22, 2007, TIB Financial Corp. promoted Alma R. Shuckhart to Senior Executive Vice President of TIB Bank and President of the Southwest Florida market. In conjunction with her promotion, Mrs. Shuckhart's base salary compensation was increased to $210,000. In addition, she was awarded equity compensation of 1,000 shares of restricted stock to vest over 5 years.

Mrs. Shuckhart, 57, has served as Chief Executive Officer of the Southwest Florida market since October 15, 2006. Previously, she served as Executive Vice President and Chief Credit Officer for the bank. Prior to that, Mrs. Shuckhart served as the bank's Senior Lender and chaired the bank's executive credit committee from 1993 until 2002. She joined TIB Bank in 1993 from Evanston Bank (IL), where she served as commercial banking officer. Mrs. Shuckhart began her banking career in 1987 with Barnett Bank after receiving a BS degree from Upper Iowa University.

On May 7, 2007, TIB Financial Corp. announced the appointment of Michael D. Carrigan as Chief Executive Officer and President of its wholly-owned subsidiary TIB Bank. On May 22, 2007, in connection with his promotion, Mr. Carrigan's base salary compensation was increased to $225,000, and he was awarded 2,000 shares of restricted stock to vest over 5 years.

Mr. Carrigan, 55, has served as Chief Executive Officer of the Florida Keys/South Miami Dade markets since October 15, 2006. Prior to that, he served as the Executive Vice President of TIB Bank and President, Monroe/Miami-Dade Counties since joining the bank in February 2004. From 2000 until joining the bank, he was an Equity Partner and consultant with Bennington Partners, Inc., a bank consulting firm specializing in commercial loan review and loan portfolio management. From 1993 to 2000, he was President, Chief Executive Officer and Director with New Milford Bank & Trust Company of Connecticut, a $400 million publicly traded bank, which was acquired by Summit Bank (now Bank of America) in the first quarter of 2000. From 1987 to 1993, Mr. Carrigan was Executive Vice President and Senior Lending Officer at UST Bank/Connecticut, a subsidiary of US Trust.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


TIB FINANCIAL CORP.


Date: May 24, 2007   By:/s/ Edward V. Lett

                                                     Edward V. Lett
                                                     President and Chief Executive Officer